Filed by FS KKR Capital Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: FS KKR Capital Corp. II

Commission File No. 814-00926

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EDITED TRANSCRIPT

FSK.N - FS KKR Capital Corp and FS KKR Capital Corp II Proposed Merger - M&A Call

EVENT DATE/TIME: NOVEMBER 24, 2020 / 3:00PM GMT

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NOVEMBER 24, 2020 / 3:00PM, FSK.N - FS KKR Capital Corp and FS KKR Capital Corp II Proposed Merger - M&A Call

CORPORATE PARTICIPANTS

Daniel Ryan Pietrzak KKR Credit Advisors (US) LLC - MD

Michael Craig Forman FS KKR Capital Corp. - Chairman & CEO

Robert Paun FS KKR Capital Corp. - Director of IR

Steven C. Lilly FS KKR Capital Corp. II - CFO

CONFERENCE CALL PARTICIPANTS

Bryce Wells Rowe National Securities Corporation, Research Division - MD of Equity Research

Casey Jay Alexander Compass Point Research & Trading, LLC, Research Division - Senior VP & Research Analyst

Finian Patrick O’Shea Wells Fargo Securities, LLC, Research Division - VP and Senior Equity Analyst

John Hecht Jefferies LLC, Research Division - MD & Equity Analyst

Robert James Dodd Raymond James & Associates, Inc., Research Division - Research Analyst

Ryan Patrick Lynch Keefe, Bruyette, & Woods, Inc., Research Division - MD

PRESENTATION

Operator

Good morning, ladies and gentlemen. Welcome to today’s conference call to discuss the proposed merger of FSK and FSKR. (Operator Instructions) Please note that this conference is being recorded.

At this time, Robert Paun, Head of Investor Relations, will proceed with the introduction. Mr. Paun, you may begin.

Robert Paun - FS KKR Capital Corp. - Director of IR

Good morning and thank you for joining us. On today’s call, we will discuss the proposed merger of FS KKR Capital Corp. and FS KKR Capital Corp. II. Please note that FS KKR Capital Corp. may be referred to as FSK and FS KKR Capital Corp. II may be referred to as FSKR throughout the call.

Today’s conference call is being recorded, and an audio replay of the call will be available on the company’s website. Replay information is included in a press release issued earlier today. In addition, the FS KKR BDC franchise has posted on its website a presentation containing information related to the proposed merger. A link to today’s webcast and the presentation is available on the Investor Relations section of the company’s website under Events and Presentations. Please note that this call is the property of FSK and FSKR. Any unauthorized rebroadcast of this call in any form is strictly prohibited.

Today’s conference call includes forward-looking statements and are subject to risks and uncertainties, including risks associated with the possible impact of COVID-19 that could affect FSK, FSKR or the economy generally, and risks related to the proposed merger. We ask that you refer to FSK’s and FSKR’s most recent filings with the SEC for important factors and risks that could cause actual results or outcomes to differ materially from these statements. Neither FSK or FSKR undertake to update its forward-looking statements unless required to do so by law. To obtain copies of the company’s latest SEC filings, please visit each company’s website.

Speaking on today’s call will be Michael Forman, Chairman and Chief Executive Officer; and Dan Pietrzak, Chief Investment Officer and Co-President. Also joining us on the call are Brian Gerson, Co-President; Steven Lilly, Chief Financial Officer; and Co-Chief Operating Officers, Drew O’Toole and Ryan Wilson.

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NOVEMBER 24, 2020 / 3:00PM, FSK.N - FS KKR Capital Corp and FS KKR Capital Corp II Proposed Merger - M&A Call

I will now turn the call over to Michael.

Michael Craig Forman - FS KKR Capital Corp. - Chairman &CEO

Thanks, Robert, and welcome, everyone. I would like to thank you all for joining us today.

Earlier this morning, we announced that FS KKR Capital Corp. and FS KKR Capital Corp. II have entered into a merger agreement pursuant to which FSKR will merge with and into FSK. Today’s announcement is a significant step forward toward our long-term strategic goal of creating a premier middle market lending franchise and industry-leading BDC, and we believe, a significant step forward for our shareholders. Since the establishment of the FS/KKR partnership in April 2018, we have undertaken a disciplined, methodical approach of merging 6 different BDC entities of varying sizes into what is now poised to become a single company with approximately $15 billion in assets. Over the same time period, both KKR Credit and FS Investments together have attracted some of the most talented investment and operating professionals in the industry to prepare ourselves for the future.

Highlights over the last 3 years include the December 2018 merger of FSIC and CCT, which created FS KKR Capital Corp. A year later, in December of 2019, we completed the merger of 4 separate non-traded BDCs to create FS KKR Capital Corp. II, which was, at the time, the third largest BDC. In June of this year, we successfully listed FS KKR Capital Corp. II on the New York Stock Exchange under the ticker symbol FSKR.

The strategic rationale for the proposed merger of FSK and FSKR hinges on our belief that scale is a critical factor in positioning us for access to the higher quality investment flow within the middle market. Just 10 years ago, the largest BDC had approximately $4.5 billion of assets, and the entire BDC industry was comprised of 15 public companies and approximately $27 billion of assets. Today, the BDC industry has approximately $115 billion of assets spread over across nearly 70 traded and nontraded firms, and our franchise manages approximately $15 billion of that $115 billion. Going forward, we believe the advantages of size and scale will be critical competitive elements as nonbank lenders continue to become the financial backbone of the private debt markets in the United States.

We believe companies that can offer flexible financing solutions, including the ability to access forms of capital ranging from traditional first lien debt to bespoke products such as asset-based financing solutions, foreign currency optionality, second lien debt and minority equity investments will be better positioned to provide their shareholders with a blend of low data income streams through current dividends, coupled with the potential for capital appreciation in certain situations.

In terms of mechanics, the merger of FSK and FSKR will be completed through a stock-for-stock exchange, in which shareholders of FSKR will receive shares of FSK equivalent to the net asset value of the FSKR shares they hold. The combined entity will operate as FS KKR Capital Corp. and trade on the New York Stock Exchange under the ticker symbol FSK.

In addition, the Board has authorized a $100 million share repurchase program, which is expected to go into effect following the closing of the merger.

Tangible benefits expected as a result of today’s announced merger include: enhanced portfolio diversification consisting of 216 portfolio companies across 23 industries as of September 30, 2020; approximately 72% of the combined portfolio consists of senior secured debt investments with an average investment size of less than 0.5% of total assets; operational synergies totaling approximately $5 million and expected near-term annual cost savings from the elimination of duplicative functions and platform simplification; enhancements to our liquidity profile and the visibility of our publicly traded stock, coupled with the elimination of trading complexities between FSK and FSKR shares.

In addition to these operating benefits, there also are several amendments to our incentive fee structure. Beginning at the closing of the merger, the Advisor will waive $90 million of incentive fees spread over the first 6 quarters following the closing. This waiver equates to $15 million per quarter. Also upon the closing, the combined company will permanently reduce its incentive fee to 17.5% from the existing level of 20%. The hurdle rate will remain at 7%. The reduction in the incentive fee from 20% to 17.5% will result in approximately $0.07 per share per year of net investment income accretion in perpetuity. In conjunction with the permanent fee reduction, the look-back provision will be removed.

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NOVEMBER 24, 2020 / 3:00PM, FSK.N - FS KKR Capital Corp and FS KKR Capital Corp II Proposed Merger - M&A Call

And with that, I’ll turn the call over to Dan to provide some additional perspective regarding today’s announcement. Dan?

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

Thanks, Michael.

In 2018, when we established our partnership with FS Investments, our blueprint for the future highlighted a date such as today when we could look forward to operating a single company with the competitive attributes we believe this merger provides.

As some of you know, the FS/KKR BDC franchise is a major component of KKR’s overall credit vertical and represents approximately 20% of KKR’s total credit assets under management. By combining the 2 vehicles, which are stronger together than apart, we believe that we will be better positioned to achieve our long-term goal of being the premier provider of capital to companies operating in the upper middle market.

As Michael mentioned, there are several outward-facing benefits associated with today’s announcement. Over the last several years, KKR has invested significant time and resources building out a broad-based team focused on the future. Since the establishment of the FS/KKR partnership, we have meaningfully increased the size of our investment team, while at the same time, we have continued to focus on being stewards of the capital entrusted to us.

On a pro forma basis, the combined company’s investment portfolio consists of approximately 71% of either FS/KKR or KKR originated assets.

As many of you know, we have worked diligently to rotate certain legacy investments out of the portfolio through refinancings, investment sales and, in some instances, restructurings. Since we established the FS/KKR partnership through our third quarter 2020 reported results, we have originated over $8.4 billion of new investments and have experienced cumulative depreciation of $163 million. This equates to a cumulative annualized depreciation rate of 78 basis points during a period which includes the effects of COVID-19. We are proud of our investment performance over this almost 3-year period, and we look forward to continuing to deliver strong returns in the future.

In terms of key operating statistics, on a pro forma basis, the combined company’s investment portfolio has a weighted average yield on accruing debt investments of 8.6% as of September 30, 2020. And the median leverage and EBITDA of our first lien originated positions are 5.1x and $65 million, respectively, as of September 30, 2020.

From an investment strategy standpoint, our goals will remain the same as we continue to be highly selective in our origination and underwriting process while continuing to focus on the upper end of the middle market. We believe the combined company will continue to benefit from exposure to asset-based finance, which we see as providing compelling risk-adjusted returns in the current market as well from our joint venture, which provides access to some of the more global aspects of the KKR Credit platform, including certain non-eligible portfolio company investments. And as a reminder, we are targeting portfolio allocations of 10% to 15% for asset-based finance and 10% to our joint venture.

With a larger and more diversified balance sheet, the combined company will have the potential to improve access to the capital markets. We believe a consolidated and simplified capital structure has the potential to provide us with incremental financial flexibility as the combined company should benefit from FSK’s investment-grade credit ratings and access to the unsecured debt markets.

As of September 30, 2020, on a pro forma basis, the company’s overall weighted average cost of debt is 3.4%.

In terms of leverage and liquidity, the combined company had a net debt-to-equity level of 0.93x at September 30, 2020, which is below our still targeted range of 1 to 1.25x with immediately available liquidity of approximately $3.3 billion upon closing. This dry powder provides us with a clear runway to pursue portfolio growth in a disciplined manner.

From a forward-looking perspective, we expect that we are poised to continue to deliver on our previously stated goal of providing investors with at least a 9% current dividend yield on the combined company’s net asset value upon closing.

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NOVEMBER 24, 2020 / 3:00PM, FSK.N - FS KKR Capital Corp and FS KKR Capital Corp II Proposed Merger - M&A Call

Simply using our third quarter results for the combined company on a pro forma basis, without providing for any benefit of growth between today and when the transaction is expected to close, results in a net investment income per share of approximately $0.58 for the most recent quarter. This equates to an annualized net investment income yield on our current net asset value of approximately 9.5%.

And with that, I’ll turn the call back to Michael for a few closing remarks before we open the call for questions.

Michael Craig Forman - FS KKR Capital Corp. - Chairman & CEO

Thanks, Dan.

After announcement this morning, someone commented to me that we must be pleased to have completed this final step in terms of the merger. My reaction is quite different. This merger, while beneficial and impactful, represents the beginning rather than the end of a process. The closing of this merger will create a new dynamic company in the nonbank lending arena. And while we will continue to operate under the BDC regulatory framework, we expect that the combined company will continue to evolve as we dedicate ourselves to providing much-needed capital to companies, which are growing and transforming their own respective industries and which, in turn, are helping to lead our country’s economy forward.

On behalf of the entire FS/KKR operating team, a group of over 250 dedicated professionals, I’d like to thank everyone for joining us on the call today. We are grateful for your interest and your support, and we hope each of you, your families and your colleagues remain safe over the coming Thanksgiving holiday.

And with that, operator, we would like to open the call for questions.

Q U E S T I O N S A N D A N S W E R S

Operator

(Operator Instructions) Our first question comes from Casey Alexander with Compass Point.

Casey Jay Alexander - Compass Point Research & Trading, LLC, Research Division - Senior VP & Research Analyst

Congratulations on the announcement. I believe about a quarter and a half ago, I begged you to do this for me and make my life easier. So I certainly appreciate that, and I think doing it for shareholders is an even better reason.

I would like to start my first question with, from a timing standpoint, what prodded you to pull the trigger on the deal now as opposed to some point in time in the future?

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

Yes, Casey, it’s Dan. I can take that, and thank you for the congrats. And yes, I think we remember that – the start of that call about a quarter and a half ago well. I think a couple of reasons, right? We’ve obviously been managing the portfolio for 2.5 years now. I think we’ve made great progress in rotating the portfolio. You heard us talk about the 71% in our prepared remarks. 2.5 years ago, that number was closer to 25%.

There is an asset overlap inside the portfolios. I think with that, with the way the exemptive relief works, I don’t see any challenges from an operational perspective. So all of that, I think, positions it well to do now.

But then you add on top of the fact that we want the balance sheet to be as well positioned as possible to take advantage of growth opportunities that we might see. I think, clearly, we’ve still got some certainty in the world with COVID, and we want that overall balance sheet to be as strong

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NOVEMBER 24, 2020 / 3:00PM, FSK.N - FS KKR Capital Corp and FS KKR Capital Corp II Proposed Merger - M&A Call

as it can be. And also, just thinking about the liability side, like when can we most opportunistically take advantage of this friendly rate environment. So you put all that together, it seemed like the right time to do it is now.

Casey Jay Alexander - Compass Point Research & Trading, LLC, Research Division - Senior VP & Research Analyst

Okay. Great. My second question is we certainly appreciate the reduced incentive fee and the fee waivers. We can imagine that there could be a shareholder that pushes back on removing the look-back. So how would you balance the reduction in the incentive fee and the incentive fee waivers that you’re doing with the removal of the look-back? How would you balance those scales?

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

Yes. No, thanks for that. Obviously, we spend a fair amount of time with the Board and their advisers on this point. And I think you’re right. I think we have to try to look at it as a total package.

I think if we level set here, we – our estimate is FSK in the second half of ‘21 would have been sort of through its look-back period, without any changes, if FSK being the surviving entity, if there was no changes to that fee agreement, FSKR and its current position could have been avoided. So that didn’t necessarily seem right as well. So we try to take this holistic approach. We wanted to take into account the positions of both entities. Hence, is how we solve for that $90 million, the reduction from the 20% to the 17.5% was $20 million, $25 million of fee cuts in sort of perpetuity. So I think that was the balance we were trying to get to putting all those factors together.

Casey Jay Alexander - Compass Point Research & Trading, LLC, Research Division - Senior VP & Research Analyst

Okay. You did mention the liability management. If we’re thinking about this merger a couple of years out from the close of the merger, like, what’s a reasonable goal? I mean, can we get 25 basis points off of the liabilities? Or can you do better than that? I mean, 25 basis points on $7 billion or $8 billion in liabilities is a meaningful number.

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

Yes, I think that’s right. I think it’s got 2 components to it, though, right? One is the potential to save actual dollars from spread and sort of total yield savings, right? Whether that’s 25 basis points, could it be even a little bit more than that? That’s probably number one, subject to the rate environment. Obviously, we have to think about that from a net perspective, too, because if LIBOR is up, the revolver is sort of up in cost, but also the yields on our assets are up.

I think beyond that, though, is the – in our mind, tapping the unsecured market is very important. I think we’ve had good success in that in both FSK and FSKR, albeit the FSK numbers are much deeper in terms of size and sort of quantum. I think keeping that market available to us long term, we think, is important. We think that will be important for any entity life that is out there. This larger capital base, I think this 0.93 sort of times pro forma net leverage feels quite credit positive. So I think it’s not just about cost savings, but it’s also making sure the balance sheet is positioned to kind of succeed in all markets.

Casey Jay Alexander - Compass Point Research & Trading, LLC, Research Division - Senior VP & Research Analyst

Okay. That’s great. And my last question – and I’ve consistently been a proponent of variable dividend policy. Obviously, the merger of these 2 entities gives you a chance also to recast your dividend policy and perhaps something that can be more durable for the longer term. How does the Board and you feel about a variable dividend policy where you pay out some percentage of your net investment income and bank a little of the excess for a rainy day?

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NOVEMBER 24, 2020 / 3:00PM, FSK.N - FS KKR Capital Corp and FS KKR Capital Corp II Proposed Merger - M&A Call

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

Yes. I mean, I think that’s fair. And I think you’ve heard us talk about the 9% and then where we sit on the pro forma numbers at sort of the 9.5%. So I think those yields sort of targets are in mind.

I mean, Steven, you might want to comment on that a little bit more.

Steven C. Lilly - FS KKR Capital Corp. II - CFO

Sure, Casey, and thanks for the question. I agree first with what Dan said. But I think from our perspective, this 9% sort of minimum target yield that we’ve been discussing with the market for 2 to 3 quarters now will, in all likelihood, continue.

And to your point, coupled with that will be the – certainly the discipline of paying out, as you say, there’s plus or minus, call it, mid-90s of NII over a sustained period of time. It’s not to say that 1 quarter you might pay, if you have just a bang-up quarter in terms of onetime fees and things like that, you might pay on the low scale. Another quarter, you might pay higher than the 95%. But the combined entity will have the sort of appropriate amount, if you will, of spill-back income that BDCs kind of like to have. So I think we’re going to be in a really good position to have a really strong dividend profile with the combined entity. As Dan says, above the minimum 9% target. So – but we do like that type of target going forward based on where we sit, and we think that it should fluctuate as a percentage of the company’s NAV on a go forward basis.

Casey Jay Alexander - Compass Point Research & Trading, LLC, Research Division - Senior VP & Research Analyst

All right. Congrats on the transaction, and we’re pleased for you to see that the market is treating it with a positive response. I’ll step out and leave it open for some other questions now.

Steven C. Lilly - FS KKR Capital Corp. II - CFO

Thanks, Casey.

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

Thank you, Casey.

Operator

Our next question comes from John Hecht with Jefferies.

John Hecht - Jefferies LLC, Research Division - MD & Equity Analyst

Congratulations. I guess the first one is just sort of thinking about the combined entity. Anything that we should think about in terms of changes on target leverage over time? And then along that is, what do we think about kind of liability mix? Any changes there? And what would the overall asset sensitivity of the combined organization look like?

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

Yes. John, it’s Dan. I think maybe 2 points there. In terms of target leverage, I would be thinking about that as no change. We’ve been communicating kind of 1x to 1.25x as that target range, that’s on a net basis. Pro forma for this, it’d be 0.93x. So there’s obviously some room to grow there on the asset side. I think the comfortable position is somewhere around sort of 1.1x, thinking the midpoint-ish of that range. So I think no change to, Ithink, what we expect to do on the leverage side.

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NOVEMBER 24, 2020 / 3:00PM, FSK.N - FS KKR Capital Corp and FS KKR Capital Corp II Proposed Merger - M&A Call

I do think if you look at the FSK liability structure today, it probably provides a decent road map to, I think, where we want to get to. I think we’ve been quite happy with the support that we’ve had from lenders over the years on the revolver. The size of that revolver and the creation of that is quite attractive, we’ve successfully tapped, as I mentioned before, the unsecured markets. But I think from a percentage perspective, I think if you look at sort of on the FSK side, that’s somewhere where we sort of want to get to over time in terms of liability mix.

And maybe just last point, I mean, it will give us some additional flexibility, we really think about from an issuance perspective on the CLO side. We’ve done 1 of those deals to date inside of FSK. Diversity is a big requirement to get those deals done. Obviously, the portfolio just in totality is more diverse. So I think all of those funding options will be positive for the combined entity.

John Hecht - Jefferies LLC, Research Division - MD & Equity Analyst

Okay. That’s all very helpful. I appreciate that. And I guess second question while we’ve got you guys on the line, is there any — not asking for guidance on the quarter or anything different than you talked about on the earnings call, but any update just sort of on the investment environment as we kind of get into late November, early December here?

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

Yes. I mean, not much different. I mean, the call was probably like a handful of weeks ago. I think the one probably change we made in that call from prior quarters was kind of noting that pipeline and deal activity picked back up. I think we quoted a 75% to 80% number of essentially pre-COVID levels. I mean, I think the teams have been pretty darn busy the last 2 weeks, maybe we’re actually sort of up from there. Obviously, a bit of a push for — to get stuff done before the end of year-end. But I think deal environment is pretty good.

I think our positioning, our thoughts on risk, our thoughts on underwriting are generally consistent. We’re being cautious. We’re mindful of where we’re at vis-à-vis COVID and these second waves, mindful about what certain economic conditions are going to be on the other side. So very busy, I would say just cautious from an underwriting and risk perspective.

Operator

Our next question comes from Robert Dodd with Raymond James.

Robert James Dodd - Raymond James & Associates, Inc., Research Division - Research Analyst

Just 2 questions for me. One — the first one back on the timing question. I mean, as you say, it’s about 70% KKR or FS/KKR originated assets, but very different between the 2 portfolios. They’ve been going through rotation, but they are not even in their progress. Can you give us — on that theory, why now? Why not wait? Is it fair to say that by pursuing it now, you’re essentially signaling that the both legacy and total portfolios are an equal stage of stability? Or is that not fair to say? And if it’s not fair to say, why do the deal now?

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

Yes. I can take that. And maybe just a couple of points to level set. In, I think it was my prepared remarks, right, we talked about roughly 71% of the portfolio being sort of KKR originators and there’s demand originated so that after the start of this joint adviser. I mean, if you do take a step back, if you do recall, I mean, FSK was formed from CCT. And from FSIC, the FSKR was mainly FSIC sort of entity. So really at the start, if you go back to April of ‘18, it would have been roughly 20%, 25% of KKR, sort of the rest of it, not. So I think we have made, what I will call, sort of great strides there.

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NOVEMBER 24, 2020 / 3:00PM, FSK.N - FS KKR Capital Corp and FS KKR Capital Corp II Proposed Merger - M&A Call

I do think, Robert, if you get a chance to look at it later, and we’re happy to talk through it more off-line, we did post a slide deck on the website, and it was part of the filing. It’s Page 13. It — while this is truly further diversifying sort of at the combined entity, you can see there’s a fair amount of overlap between the portfolios today. And so I think that does speak to it being a good and sort of fair time to sort of do this, as I sort of mentioned. And because we’re managing the assets the same, because the exemptive relief sort of is the same, we think the benefits that are available sort of now to do it and available to sort of shareholders kind of outweigh so many of those concerns, which, to be honest, I think we’re not — it’s been very important to us to rotate the assets, but I think we feel good with where both portfolios sit today, albeit that rotation will continue.

Robert James Dodd - Raymond James & Associates, Inc., Research Division - Research Analyst

Got it, got it. I appreciate that. And then just one more if I can. On the funding cost, obviously, same kind of thing, right? FSK, I’m doing this from memory, I don’t have the presentation in front of me because I’m traveling today. I think FSK is 40% unsecured. FSKR, obviously, is less. But if FSK represents kind of the target mix, is it your contention that you can lower overall pro forma funding cost for this platform while increasing towards the FSK unsecured mix? I mean, typically unsecured, obviously, is more expensive. If that mix needs to go up, how are we to view that in context of the fact that you think you can lower funding costs at the same time as taking on more a greater mix of more expensive funding?

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

Yes. Listen, a very good question. Like I said, I do think there’s kind of 2 components to this, right? I think one is the ability to just access different markets, right? I mean, the ability to do the CLO, which could be a very cost-effective tool. I think the reality has been — and we’ve talked with folks about this. With the historic nontraded nature of FSKR or its underlying sort of entities that were — the historic ones before it was merged, it was harder to access the unsecured market, harder to get sort of the ratings kind of profile you want. So part of it is just being able to access these different markets. So there’s a safety factor in that.

We do believe, especially where we see kind of both rates today and issuance levels today, that we will be able to sort of drive down costs. I think we will be able to protect our spread on the revolver. We will be able to sort of do any buy lots that are sort of accretive. But again, I think it is a little bit of that total package on the financing side. I mean, obviously, we want to eke every basis point out of it because that just helps the entity at the end of the day, and we’re hopeful that we can do that.

The other side of that is we want as strong and stable as the liability side as possible, not sort of thinking about every basis point. So it’s sort of balancing those 2, but I think access to the different markets is important.

Operator

Our next question comes from Finian O’Shea with Wells Fargo Securities.

Finian Patrick O’Shea - Wells Fargo Securities, LLC, Research Division - VP and Senior Equity Analyst

First question, Dan, on the look-back amounts. I think you said these roughly balanced out with the waivers. Can you tell us — can you quantify for the look-backs, how far underwater would you have been on the incentive fee for the combined entity?

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

If you’re talking about sort of, we’ll call it, actual dollars in the calculation, I don’t have that with me, Fin. I’m in a conference room for the call.

I can say as I think I mentioned sort of before, we — in looking at kind of the numbers and spending time with the Board and the advisors, we would have seen FSK coming on line in the second half of 2021, and we would have seen FSKR towards the end of sort of ‘22.

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NOVEMBER 24, 2020 / 3:00PM, FSK.N - FS KKR Capital Corp and FS KKR Capital Corp II Proposed Merger - M&A Call

On the actual kind of numbers inside the calc, I’m happy to do a call post and go through them.

Finian Patrick O’Shea - Wells Fargo Securities, LLC, Research Division - VP and Senior Equity Analyst

Yes. I think — I mean, it’s the major consideration that shareholders are voting on here. So maybe a slide in the deck would be helpful on the balance. But even assuming that’s a wash, future alignment to the book is now removed, so why do shareholders vote for this?

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

Yes, I mean, let’s talk about kind of the alignment sort of points. I think — I do think moving to the 17.5% with the 7% hurdle does compare favorably to kind of peer sets and we’ll call it the broader BDC universe. Obviously, the fee construct reduces fees in perpetuity sort of $20 million to $25 million on a per annum basis.

In terms of just other parts, I think alignment is a pretty holistic sort of point. I mean, this is a very important pool of capital for us, as I mentioned in the prepared remarks. I think we’ve been proud of what we’ve done on the share buybacks. I think it’s roughly been about half a billion dollars over the past 3 years. I would — we did announce that $350 million stock buying program with the advisor, doing $100 million of that $350 million, we did announce the $124 million stock buying program, which was really for company management and employees of the advisors to access the stock. So I think the totality point in terms of alignment, that’s how I’d be thinking about it.

Finian Patrick O’Shea - Wells Fargo Securities, LLC, Research Division - VP and Senior Equity Analyst

Sure. It’s just — it’s — over the years, the fee structure has improved with the industry, and you included — there was the removal. There was the installational look-back removal and double dip. And now you’re turning — it seems like a 180, where, yes, you do have comparables in the industry with this fee structure, but the industry is moving in the better direction at large. The base fees are coming down, look-backs are coming in. And it’s something to see the largest BDC in the space go against the grain there. So I guess, any closing comments you may have on the impact of this decision for the industry would be helpful for us to understand. And that’s all for me.

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

Yes. Fin, thanks for that question. I mean, obviously, this — as I said, this was something that was discussed — outlined with the Board and their advisors. I think we did believe and needed to work kind of both short term and long term. We think that, that was very important. And hence, the waiver, hence the permanent reduction from the 20% to the 17.5%, our shareholder base is important to us.

Going back to your sort of prior question, we do believe that we are quite aligned to them. Nothing is going to be more important here for us than investment performance, that might be sort of 1, 2 and 3. So I think we have tried to be pretty thoughtful and pretty deliberate with sort of all those individual sort of components of that, but that’s how we’ve sort of thought about that in totality.

Operator

Our next question comes from Ryan Lynch with KBW.

Ryan Patrick Lynch - Keefe, Bruyette, & Woods, Inc., Research Division - MD

Most of my questions have already been asked. But just on the — and I think this merger, the NAV for NAV merger was well anticipated by the market. I think that there’s not a lot of surprises with this announcement. I think going back on Fin’s sort of line of questioning, the biggest change, I think, was in the incentive fee structure, reducing the incentive fee, but then also eliminating the look-back. And the way that I see it is when I

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NOVEMBER 24, 2020 / 3:00PM, FSK.N - FS KKR Capital Corp and FS KKR Capital Corp II Proposed Merger - M&A Call

look at the historical performance, and I realize past performance isn’t going to be the same as future performance, but it’s a good indicator. If I just look at FSK, I look at the incentive fee look-back saved FSK shareholders over $100 million over the last 3 years. And this entity is going to be — FSK is half the size of the new entity. So when I see that the $90 million fee waiver, which is kind of a onetime thing versus an incentive fee look-back in FSK that saves shareholders over $100 million, and that goes into perpetuity. Additionally, just with the additional significant credit issues that FSK has been dealing with over the last several years, to me, it just doesn’t really make sense to take out that key align — that key shareholder alignment at this point. So I guess, I just — not really understanding the holistic change in the fee structure. So any comments on what I said or if I’m misunderstanding anything, please let me know.

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

No, Ryan. I’m happy to sort of take that and spend a little bit of the time on the thought process here. I mean, I understand the point on some of the true NAV volatility over the last handful of quarters or sort of time periods from — on the FSK side. I think we have been pretty disappointed. I think we’ve talked about a lot of names as we’ve gone through here with some of the older vintages or legacy names. I think we’ve taken great strides forward on either moving on from some of those or restructuring some of those. I think we feel, I think, good where the overall sort of books do sit today.

I think — I mean, on the $90 million, obviously, that’s spread over 6 quarters. We think inside of those 6 quarters is where we would have been through the look-back provisions. And then I think that $25 million, to your point, is a perpetuity number. So I think we — it was important to us to make sure that we felt like we were kind of managing both short-term and long-term considerations when we put this sort of totality of the package together.

And the only other point I would note — and this is — the credit business is one of those businesses where you need to be right 99% of the time, right? That is the point. But I think when you — we are encouraged and happy with what we’ve seen in terms of the joint advisor has almost been at it for 3 years now. We’ve done roughly — I think it was $8.4 billion of deals. The annualized depreciation rate was kind of mid-70 basis points. That’s probably lower than maybe what even sort of target would be. That depreciation rate is even just picking up kind of marks that happened from COVID. I think we feel good about that portfolio. So the focus for us entirely is on performance. I mentioned that in an earlier question. I think that’s kind of 1, 2 and 3. But I think we started to publish those numbers because we want to make sure people understand what we’ve been doing since this partnership started in April of 2018.

Ryan Patrick Lynch - Keefe, Bruyette, & Woods, Inc., Research Division - MD

Yes, no. I completely understand that. I just think one of the best ways to show confidence in the portfolio, confidence in the underwriting, particularly in the time of a merger like this where there’s some uncertainty about 2 different companies coming together is just to have that alignment be a look-back. But I understand your comments on it. So those are — that’s my only point that I wanted to touch on today.

Operator

(Operator Instructions) Our next question comes from Bryce Rowe with National Securities.

Bryce Wells Rowe - National Securities Corporation, Research Division - MD of Equity Research

Congrats on getting this announced. Most of my questions were asked. I did want to, Dan, ask about kind of the time frame between now and close. FSK is operating at the higher end of its targeted leverage range. FSKR is a good bit away from that targeted leverage range, and it’s a point you all made when FSKR was listed in terms of the upside and the opportunity. So I’m curious if there’s any change in how we should think about investment pace between now and close given the merger being announced here this morning.

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NOVEMBER 24, 2020 / 3:00PM, FSK.N - FS KKR Capital Corp and FS KKR Capital Corp II Proposed Merger - M&A Call

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

No, I don’t think you should. I mean, we’ve — those target kind of leverage numbers are important to us. It might never be perfect because we can’t exactly dictate when certain deals repay, even though you know they might be in the repayment sort of queue.

I think you could — some of the comments we made on the last call, you could see were probably skewing a bit more weight to FSKR in terms of new origination flow. I think we had talked about in the month of October, we had roughly done $300 million of kind of new deals in FSK, $400 million to the plus in FSKR. So I wouldn’t think differently about the pace, and I think you should assume that our target leverage numbers are important to us.

Bryce Wells Rowe - National Securities Corporation, Research Division - MD of Equity Research

Okay. That’s helpful to think about. Another — I guess, another question about the capital structure. Obviously, a lot of questions around the combined pro forma capital structure. I’m wondering if you guys will try to be preemptive, so to speak, in terms of tapping the unsecured debt markets in anticipation of closing and getting to that FSK looking debt composition closer to close as opposed to allowing it to kind of play out post-close?

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

Yes. I mean, listen, I think it’s a very sort of fair question or sort of thought. I mean, obviously, that’s going to be entirely subject to market conditions. We’ve been a frequent issuer. We’re talking to investors all the time. So I think it’s going to have probably more variability on kind of where we see the market conditions and the opportunity in the forward, but probably I would just leave it at that for the purposes of this call.

Bryce Wells Rowe - National Securities Corporation, Research Division - MD of Equity Research

Okay, okay. That’s fair. And then one last question maybe for Steven. Steven, you highlighted the $5 million of expense savings that will come just as a result of the combination. Do you expect that to be kind of an immediate savings? Or will it take some time to build into the — to those savings?

Steven C. Lilly - FS KKR Capital Corp. II - CFO

Bryce, I would — thanks first for the question. I would say that I think — we think of it as near term in what we would say is really the first 12 months from closing. You sort of — you get a cycle, a full public company cycle in there, and we would be able to realize 100% of the savings. So not all of it in the first quarter just based on the timing of certain expenses but certainly over the first year.

Operator

Thank you. And there are no other questions in the queue. I’d like to turn it back to Dan Pietrzak for any closing remarks.

Daniel Ryan Pietrzak - KKR Credit Advisors (US) LLC - MD

I just want to thank everyone again for your time today. Obviously, very grateful for your interest and your support. We’re always available for any follow-up questions or points as needed. We obviously hope your family — you and your families have a very wonderful Thanksgiving. Thank you again for your time today.

Operator

Ladies and gentlemen, this concludes today’s conference call. Thank you for participating. You may now disconnect. Everyone, have a great day.

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NOVEMBER 24, 2020 / 3:00PM, FSK.N - FS KKR Capital Corp and FS KKR Capital Corp II Proposed Merger - M&A Call

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Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FS KKR Capital Corp. (“FSK”) or FS KKR Capital Corp II (“FSKR”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to the Funds’ operations or the economy generally due to terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite stockholder approval for the Proposals (as defined below) set forth in the registration statement on Form N-14, which will include a joint proxy statement of the Funds and a prospectus of FSK (the “Proxy Statement”), failure to consummate the business combination transaction involving the Funds, the price at which shares of the Funds’ common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the U.S. Securities and Exchange Commission (the “SEC”) and will also be contained in the Proxy Statement when such document becomes available. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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This communication relates to a proposed business combination involving the Funds, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, the Funds intend to file relevant materials with the SEC, including the Proxy Statement. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov, FSK’s website, https://www.fskkradvisor.com/fsk or FSKR’s website, https://www.fskkradvisor.com/fskr.

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